

05036322

SECURIT ....COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSS Securities Group, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

141 Jackson Blvd., Suite 1740

(No. and Street)

Chicago   Illinois   60604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__James Siegel__   312-986-8117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abrams & Steinberg, P. C.

(Name – *if individual, state last, first, middle name*)

135 Arlington Heights Road, Suite 105   Buffalo Grove, Illinois 60089
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

RECEIVED
FEB 17 2005

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___James Siegel_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___BOSS Securities Group, Inc._____ , as

of ___December 31_____ , 20 _04___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
SECRETARY
Title

"OFFICIAL SEAL"
BRUCE J. ABRAMS
Notary Public, State of Illinois
My Commission Expires 08/20/06

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSS SECURITIES GROUP, INC.

TABLE OF CONTENTS



ABRAMS & STEINBERG, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Boss Securities Group, Inc.

We have audited the accompanying statement of financial condition of Boss Securities Group, Inc. (an S Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boss Securities Group, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abrams & Steinberg, P.C.

January 18, 2005

Boss Securities Group, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

Current assets		
Cash in banks	$	928,979
Accounts receivable, net		240,721
Exchange deposits		65,000
Total current assets		1,234,700
Property and Equipment, net		-
Other assets		
Chicago Stock Exchange memberships, at cost		170,838
Security deposit		5,720
Total other assets		176,558
Total Assets	$	1,411,258

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	14,661
Accrued expenses		213,750
Accrued income taxes		14,600
Total current liabilities		243,011
Stockholders' equity		1,168,247
Total Liabilities and Stockholders' Equity	$	1,411,258

The accompanying notes are an integral part of this statement.

Boss Securities Group, Inc.
Statement of Income
For the Year Ended December 31, 2004

REVENUE
Floor brokerage, net of adjustments	$	2,974,413
Dividend income		431
Interest income		8,102
Total revenue		2,982,946

EXPENSES
Compensation	1,497,650
Brokerage fees	14,618
Other expenses	
Communication	190,927
Regulatory fees and expenses	28,078
Occupancy and equipment costs	23,906
Promotion	750
All other expenses, net of broker credits	252,334
Total expenses	2,008,263

NET INCOME PRIOR TO REPLACEMENT TAX		974,683
STATE REPLACEMENT TAX		14,517
NET INCOME	$	960,166

The accompanying notes are an integral part of this statement.

Boss Securities Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock (10,000 shares authorized, 1,000 shares issued and outstanding)	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000	$ 181,050	$1,052,499	$ 1,234,549
Net income for the year	-	-	960,166	960,166
Distributions	-	-	(1,026,468)	(1,026,468)
Balance, end of year	$ 1,000	$ 181,050	$ 986,197	$ 1,168,247

Boss Securities Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows from Operating Activities		
Net income	$	960,166
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		250,592
Increase (decrease) in:		
Accounts payable		9,832
Accrued expenses		2,750
Accrued income taxes		(5,900)
Net cash provided by operating activities		1,217,440
Cash Flows From Financing Activities		
S Corporation distributions		(1,026,468)
NET INCREASE IN CASH		190,972
CASH, BEGINNING		738,007
CASH, ENDING	$	928,979
Supplement Disclosure of Cash Flow Information		
Cash used to pay state replacement taxes	$	20,417
Cash paid for interest	$	365

The accompanying notes are an integral part of this statement.

Note 1--Nature of Activities and Significant Accounting Policies

Nature of Activities

The Company is a Chicago Stock Exchange block institutional broker. The Company's customers are registered broker-dealers.

Income Recognition

Securities transactions and the related revenues and expenses are recorded on settlement date of the transactions.

Securities Owned

Securities owned are carried at market value. At December 31, 2004, the Company did not own any securities.

Exchange Memberships

Exchange memberships are carried at cost. The market value of the Chicago Stock Exchange memberships was approximately $114,000 at the financial statement date.

Equipment and Furniture

Equipment and furniture are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to State Replacement Tax.

Accounts Receivable

Accounts receivable are shown net of an allowance for bad debts of $40,000.

Note 1--Nature of Activities and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2--Major Customers and Concentrations

The Company conducts a major portion of its business with certain customers. For the year ended December 31, 2004, revenues from four major customers approximated $1,153,000. The total accounts receivable from these four customers at December 31, 2004 aggregated approximately $92,000.

The Company maintains cash at two financial institutions located in Chicago, Illinois. The aggregate deposits in these institutions are in excess of insured amounts.

Note 3--Profit Sharing Plan

The Company has a profit sharing plan which covers substantially all employees. The Company may, at its discretion, contribute amounts equal to 25% of the salary of each qualified employee up to certain limits. The contribution to the plan for 2004 was $213,750. At December 31, 2004, there was $213,750 due to the plan.

Note 4--Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as defined.

The Company had net capital in excess of its minimum net capital requirement at December 31, 2004.

Note 5--Lease

The Company leases its office facilities under a lease that expires in December 31, 2007. The lease provides for mimimum annual rental payments plus operating costs.

Future mimimum lease payments on this lease are as follows:

Year ending	
2005	$15,678
2006	15,678
2007	15,678

Rent paid for the year ended December 31, 2004 was $23,906.

Note 6--Property and Equipment

As of December 31, 2004 property and equipment, consist of the following:

Equipment	$ 42,849
Furniture	3,085
Total	45,934
Less: Accumulated Depreciation	(45,934)
Net Property and Equipment	$ 0

SUPPLEMENTARY INFORMATION

BROKER OR DEALER:	BOSS Securities Group, Inc.	as of: December 31, 2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800) $ 1,168,247 [3480]

2. Deduct: Ownership equity not allowable for net capital   0 [3490]

3. Total ownership equity qualified for net capital   1,168,247 [3500]

4. Add:

     A. Liabilities subordinated to claims of general creditors allowable in computation of net capital   0 [3520]

     B. Other (deductions) or allowable credits (List)   0 [3525]

5. Total capital and allowable subordinated liabilities $ 1,168,247 [3530]

6. Deductions and/or charges:

     A. Total non-allowable assets from
         Statement of Financial Condition (Notes B and C) $ 242,250 [3540]

         1. Additional charges for customers' and
            non-customers' security accounts   0 [3550]

         2. Additional charges for customers' and
            non-customers' commodity accounts   0 [3560]

     B. Aged fail-to-deliver   0 [3570]

         1. Number of items   0 [3450]

     C. Aged short security differences-less

         reserve of $ 0 [3460]   0 [3580]

         number of items   0 [3470]

     D. Secured demand note deficiency   0 [3590]

     E. Commodity futures contracts and spot commodities
         proprietary capital charges   0 [3600]

     F. Other deductions and/or charges   0 [3610]

     G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x)   0 [3615]

     H. Total deductions and/or charges   (242,250) [3620]

7. Other additions and/or allowable credits (List)   0 [3630]

8. Net Capital before haircuts on securities positions $ 925,997 [3640]

9. Haircuts on securities: (computed, where applicable,
     pursuant to 15c3-1(f)):

     A. Contractual securities commitments   0 [3660]

     B. Subordinated securities borrowings   0 [3670]

     C. Trading and Investment securities:

         1. Bankers' acceptances, certificates of deposit
            and commercial paper   0 [3680]

         2. U.S. and Canadian government obligations   0 [3690]

         3. State and municipal government obligations   0 [3700]

         4. Corporate obligations   0 [3710]

         5. Stocks and warrants   0 [3720]

         6. Options   0 [3730]

         7. Arbitrage   0 [3732]

         8. Other securities   0 [3734]

     D. Undue concentration   0 [3650]

     E. Other (list)   0 [3736]   0 [3740]

10. Net Capital $ 925,997 [3750]

BROKER OR DEALER:	BOSS Securities Group, Inc.	as of: December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 16,201	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 16,201	3760
14. Excess net capital (line 10 less 13)		$ 909,796	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 901,696	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 243,011	3790	
17. Add:					
A. Drafts for immediate credit	$ 0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810			
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830	
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$ 0	3838	
19. Total aggregate indebtedness			$ 243,011	3840	
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% .26	3850	
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 11)			% .26	3853	

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	% .00	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 divided by line 17 page 8)	% .00	3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% .00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x) divided by Net Capital	% .00	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Boss Securities Group, Inc.
Possession or Control of Securities
Pursuant to Rule 15 C3-3
For the Year Ended December 31, 2004

NOT APPLICABLE

Boss Securities Group, Inc.
Computation of Reserve Requirements
Pursuant to Rule 15 C3-3
Year Ended December 31, 2004

NOT APPLICABLE



ABRAMS &
STEINBERG, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Boss Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boss Securities Group, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abrams & Steinberg, P.C.

January 18, 2005